Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited consolidated condensed interim financial statements as of June 30, 2025 and for the six-month and three-month periods ended June 30, 2025 and 2024, and the notes thereto, included in our Form 6-K filed with the U.S. Securities and Exchange Commission, or the “SEC,” on August 13, 2025 (the “Unaudited Consolidated Financial Statements”), and “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on April 24, 2025, and any amendments thereto, if any (the “2024 Form 20-F”).

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those expressed or implied in such forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key information—D. Risk Factors” of our 2024 Form 20-F.

Key Business Metrics

We review the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions:

	For the Six-Month Period Ended June 30,
	2025	2024
	In thousands of US$
TPV (1)	17,318,956	11,345,729
Revenues	473,217	355,709
Gross profit for the period	183,764	132,782
Adjusted EBITDA(2)	127,969	79,455
Adjusted EBITDA Margin(3)	27.0%	22.3%
Profit for the period	89,475	63,957
Profit Margin(4)	18.9%	18.0%

_______________

(1)	TPV is an operating metric of the aggregate value of all payments successfully processed through our payments platform. We believe that the total value of transactions processed through our platform is an indicator of the success of our global merchants and the satisfaction of their end users, and because our revenue depends significantly on such TPV, it is an indicator of the scale and growth of our business.

(2)	We define Adjusted EBITDA as the consolidated profit from operations before financing and taxation for the applicable reporting period before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets. It also excludes adjustments applied to subsidiaries operating in hyperinflationary environments, share-based payment non-cash charges, other operating losses, impairment gain/loss on financial assets, secondary offering expenses, and other non-recurring costs.

(3)	We calculate Adjusted EBITDA Margin by dividing Adjusted EBITDA by our revenues.

(4)	Profit Margin results from dividing Profit for the period by Revenues reported in our Unaudited Consolidated Financial Statements.

We have included below a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to Profit for the periods presented. Adjusted EBITDA and Adjusted EBITDA Margin are treated by the Company as IFRS measures.

	For the Six-month Period Ended June 30,
	2025	2024
	In thousands of US$
Profit for the period(1)	89,475	63,957
Income tax expense	13,450	17,174
Depreciation and amortization	10,602	7,851
Finance income	(23,338)	(47,504)
Finance costs	20,154	19,160
Share-based payment non-cash charges, net of forfeitures	10,931	11,237
Other operating loss(2)	2,902	3,372
Impairment loss / (gain) on financial assets(3)	1,801	(101)
Inflation adjustment	1,869	4,309
Other non-recurring costs(4)	123	—
Adjusted EBITDA	127,969	79,455

Revenues	473,217	355,709
Gross profit	183,764	132,782
Adjusted EBITDA	127,969	79,455
Profit for the period	89,475	63,957
Adjusted EBITDA Margin	27.0%	22.3%
Profit Margin	18.9%	18.0%

_______________

(1)	Includes a net gain or loss related to the effective portion of the change in the spot rate of the hedged foreign currency risk. For further information refer to note 22 to our Unaudited Consolidated Financial Statements.

(2)	We wrote off certain amounts mainly related to merchants/processors that were off-boarded.

(3)	For further information refer to note 17 to our Unaudited Consolidated Financial Statements.

(4)	Refers to costs not directly associated with our core business activities, including costs associated with addressing the allegations made by a short-seller report and certain class action proceedings and other legal and regulatory expenses (which include fees from counsel, global expert services and forensic accounting advisory services).

TPV

We believe that TPV is an indicator of the success of our global merchants, the satisfaction of their end users, and the scale and growth of our business. As our global merchants increase their transaction volume on our platform, our TPV will also grow. Our revenue depends significantly on the total value of transactions processed through our platform.

dLocal’s TPV growth is directly impacted by secular trends, including the ongoing shift to digital payments, the growth of our merchants’ business in emerging markets, as well as the continued traction gained by e-commerce. Furthermore, a large, growing, and increasingly complex payments ecosystem continues to drive demand for an integrated and comprehensive online payments infrastructure such as dLocal’s platform.

Our ability to maintain and expand strong relationships with existing global merchants, as well as to attract new ones into our platform, also drives our TPV. For the six-month period ended June 30, 2025, global merchants who were on-boarded and have transacted on our platform for more than two years generated 92.7% of our TPV for such period.

In the six-month period ended June 30, 2025, our TPV amounted to US$17.3 billion, representing a period-over-period growth of 53% compared to TPV of US$11.3 billion in the six-month period ended June 30, 2024.

The following chart sets forth the evolution of our TPV for the periods indicated.

TPV (in US$ millions)

Pay-in TPV is generated in transactions where we enable global merchants to receive payments from their customers located in emerging markets for the sale of goods or services. We process the payments locally in the emerging markets where the merchants’ consumers are located and, after expatriating the funds, we settle the payments in the jurisdiction and currency of preference of our global merchants, which is typically in North America, Europe or China, and generally in U.S. dollars or Euros (though certain customers may request receipt of payment in the applicable local currency, but outside of the relevant jurisdiction of such currency). We refer to these transactions as cross-border. However, when the merchants have a local presence in the countries where their consumers are located, we offer our merchants the ability to settle transactions in the local currencies of such countries, which we call local-to-local transactions.

Pay-out TPV is generated in transactions where we enable global merchants to make payments, both cross-border and local-to-local, to their vendors, contractors, partners, drivers, apartment renters, marketplace sellers, and refund recipients, some of which can be paid in their partners’ (i.e., the ultimate recipients’) preferred method for receipt of payment by type of account or type of method, such as transfer to bank accounts or payment to digital wallets, while the merchant retains control over the overall interface.

Pay-in and pay-out transactions (cross-border and local-to-local in both cases) each involve different transaction counterparties, payment flows, and services, as well as distinct overall pricing dynamics.

Revenues

Our revenues are generally derived on a per approved transaction basis as either a fixed percentage per transaction or a fixed fee per transaction. Revenue is a key metric of focus for our management team as it directly reflects the scale, growth, and trajectory of our business, as well as the strength and structure of our merchant relationships and the stability of our pricing.

Revenues deriving from pay-ins and pay-outs depend on the agreed-upon rates we negotiate with each global merchant, and may ultimately vary, depending on various factors, including the amount of volume such merchants process, the respective payment settlement terms, the markets where they use our services, the type of payment methods we facilitate, and whether such payment relates to cross-border or local transactions. We manage our merchant accounts on an overall dollar profitability basis, in order to seek to maximize revenues from each merchant customer, and not particularly on each of the products, payment methods or geographies in which we process payments for them. Revenues may be generated by existing merchants or from new merchants.

Gross Profit

Gross Profit is an IFRS measure. We consider this measure to be relevant as it shows how efficiently we are servicing our clients and to monitor the growth in our direct costs in comparison to growth in revenue. We believe Gross Profit is useful in evaluating our operating performance compared to other companies in the same industry. We calculate Gross Profit by deducting the cost of services from revenue, each of which is measured in accordance with IFRS Accounting Standards.

Adjusted EBITDA

We define Adjusted EBITDA as the consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets. It also excludes adjustments applied to subsidiaries operating in hyperinflationary environments, other operating losses, share-based payment non-cash charges, impairment gain/loss on financial assets, secondary offering expenses, and other non-recurring costs. We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by consolidated revenue.

For the six-month period ended June 30, 2025, we recorded Adjusted EBITDA of US$128.0 million, equivalent to an Adjusted EBITDA Margin of 27.0%. For the six-month period ended June 30, 2024, we recorded Adjusted EBITDA of US$79.5 million, equivalent to an Adjusted EBITDA Margin of 22.3%. See “—Key Business Metrics” for a reconciliation of our Adjusted EBITDA and Adjusted EBITDA Margin to our Profit for the period.

Growth from existing and new merchants

Given the success-based nature of our business model, our growth is driven by our ability to secure, retain, and expand our relationships with our merchants. The success of their business in emerging markets directly impacts our performance. Our merchants’ own growth, our experience and expertise in upselling and cross-selling new products, and our ability to expand the number of markets in which we serve them, determines our revenue from existing clients. Furthermore, our team’s demonstrated ability to add new merchants on an ongoing basis to our platform complements our overall growth.

The chart below presents a summary of our revenue growth by existing and new merchants.

Revenue growth from existing and new merchants (in US$ millions)

In the chart above, “Existing Merchants” represents the increase in revenues in the six-month period ended on June 30, 2025 attributable to merchants that were customers before or as of June 30, 2024, and “New Merchants” represents the increase in revenues in the six-month period ended on June 30, 2025 attributable to selling services to new merchants added after June 30, 2024.

Revenue broken down by existing merchants and new merchants:

	For the six-month period ended
	June 30, 2025	June 30, 2024
	In thousands of US$
Existing Merchants	452,339	348,790
New Merchants	20,878	6,919
Total Revenue	473,217	355,709

Key factors affecting our performance

We believe our operating and business performance is driven by various factors that affect the global economy and the economies of the countries in which we operate, trends affecting digital payments markets, the broader financial technology solutions industry, and the specific markets and customer base that we target. The following key factors may affect our future performance.

Retention and growth of our existing global merchant base

We believe our long-term revenue growth is correlated with the growth of our existing global enterprise merchants and PSP partners. We strive to maintain industry-leading customer service levels and platform capabilities to maximize client success and retention. Our revenue grows partially in line with the volume of transactions processed through our platform. As global merchants engage with more end users and increase the level of volume processed through our platform, we are able to increase our revenues. As the level of volume processed with certain of our global merchants increases, our revenue may grow to a lesser extent due to tiered pricing in our contracts with such merchants. On the other hand, as we increase the number of countries in which we serve our merchants and add value-added solutions (for example, installments), this could lead to revenue growth per merchant at a higher rate than an applicable merchant’s payment volume growth rate. We continually evaluate the ongoing relationship we have with our existing global merchants, as well as opportunities to engage with them in new markets where we have a presence, both of which allow us to sustain and drive further growth.

Increasing our merchant base

To continue growing our revenues, we intend to increase the number of global merchants using our platform. We believe we are positioned to grow significantly through our own sales and marketing initiatives, including through our demonstrated ability to win competitive requests for proposal, or RFPs. We believe our current clients will continue to be our best advocates, helping us to continue growing our global merchant base across multiple attractive verticals. We may also seek to expand our merchant base through selective acquisitions of other financial service companies.

Evolution and adoption of our products and ecosystem

A key part of our strategy is to keep improving our payment solutions through innovation and relentless focus on our clients, helping us to continuously provide more efficient and effective means for settling cross-border and local-to-local payment transactions. We intend to grow revenue by developing new and complementary solutions and capabilities to our existing product portfolio, expanding the value and scope of existing partnerships, selling and marketing payment solutions to our seller base, and acquiring and cultivating high-value relationships with new clients. We believe our cloud-based platform, our e-commerce-focused solutions, and our dedication to continuously offer the best possible customer service and most innovative capabilities are the foundation of our relationship with our global merchants.

Successful international expansion

Our operations in emerging markets in Latin America, Asia, and Africa have grown rapidly since the commencement of our business. We may further expand our operations in the countries in which we operate in the coming years, as well as to commence operations in new countries in these regions. Our expansion has also been driven by the needs and at the request of our merchant customers. For each new country where we seek to establish a presence, we focus on understanding the needs of the local market and investment to develop partnerships with local alternative payment methods (“APMs”) and financial institutions, while gaining an appreciation for the appropriate local regulatory and compliance frameworks. Over time, we believe we will be able to develop a presence and offer a comprehensive and integrated offering across all emerging markets which are relevant for our global enterprise merchants and our partners.

Fluctuations in direct processing costs

Our cost of services includes fees that financial institutions charge us, typically as a percentage of the transaction value processed. Such costs vary from one institution to another, and usually depend on the settlement period contracted with each such institution and the payment method used. We are unable to predict if or when financial institutions will increase or decrease their fees or what the amount of any such variations may be. Our ability to adjust our pricing remains subject to a variety of factors, including competition from other payment providers, market conditions and, in certain cases, direct price negotiations with the merchant. As a result, at times, we might not be able or willing to pass through all increases or decreases in direct processing costs to our global merchants.

Realizing operating leverage from our investments

We have made significant investments in our cloud-based platform and our global infrastructure, which we believe will yield future operating leverage and profit margin expansion. Given the primarily non-variable nature of our cost of services and operating expenses, we believe we will achieve operating leverage over time by expanding the use of our platform and increasing the volume of transactions that we process. We believe we will be able to run our business more efficiently as we continue to scale our operations. As we apply artificial intelligence (“AI”) tools in our business and streamline our processes, we believe further operating leverage can be achieved over time.

Macroeconomic environment of the markets where we have a presence

We operate across a number of emerging economies in Latin America, Asia, and Africa. As a result, our revenues and profitability are affected by political and economic developments in these countries and the effect that these factors have on the availability of credit, disposable income, employment rates, and average wages in these countries. Our operations are sensitive to changes in economic conditions in each of the countries in which we operate.

The volume of digital payments transactions is also influenced by general economic conditions. As examples, during recessionary periods, economic downturns, or periods of high inflation or high currency volatility, consumers may experience a reduced ability to spend and card issuers may reduce credit limits and new issuance authorizations, both of which can have a negative impact on the overall transaction payment volume.

While the above-mentioned shifts in general economic conditions may have a negative impact on payment volume, the ongoing secular shift from cash to card and digital payments, along with the ongoing shift to online commerce, as well as the growth of tech related global merchants, may partially offset this impact. We also believe the continued evolution of APMs can be beneficial to our industry and our merchants and help counterbalance some of these effects.

Changes in and increasing complexity of regulatory environments

An ever evolving global, local, and industry-specific regulatory environment has a direct impact on how global merchants conduct business in emerging markets. As we expand our use of AI and payment flows using stablecoins, we will be required to monitor evolving regulatory landscapes around these technologies. Furthermore, regulatory changes continue to directly impact overall tax compliance, which varies materially from jurisdiction to jurisdiction.

While we remain committed to continue to invest in ensuring we retain the utmost up-to-date understanding of all applicable regulatory frameworks that may be relevant for the markets in which we have a presence, such future changes may impact the way in which we engage with global merchants, how we establish our overall contracts, and the way in which we earn revenue.

Managing our exposure to foreign exchange risk

Our monetary balances in foreign currencies are subject to exchange rate fluctuations, which can impact our results of operations. It is difficult to predict the fluctuations of foreign currency exchange rates and how those fluctuations will impact our consolidated statements of comprehensive income in the future. We continually monitor our balances in foreign currencies in order to reduce our exposure using currency derivatives to hedge such positions, or discounting receivables to accelerate the process of converting such balances to U.S. dollars, or implementing natural hedges to reduce our net exposure to foreign currencies.

Description of Principal Line Items

The following is a summary of the principal line items comprising our consolidated statements of comprehensive income.

Revenues

We provide payment processing services to merchants as follows:

●	We specialize in local payments so that merchants can reach consumers located in emerging markets. On a recurring basis, merchants and their customers are exchanging goods and services while we provide the payment solution to that relationship. We do not have any obligation to provide such goods or services between the merchant and its customer but are responsible for processing payments through our platform;

●	We only process the payment through our platform when a complete authorization request was made by the merchant. The authorization request is made by transmitting the authorization data of the transaction to us;

●	We contract with service providers for the authorization, processing and settlement services performed by payment schemes networks and card issuers;

●	We are not responsible for the credit risk or the chargebacks risk of the cardholder (i.e., the merchant customer). The merchant is responsible for the credit checks.

We earn revenues from fees charged to merchants in connection with payment processing services for cross-border and local payment transactions in emerging markets. These fees are primarily generated on a per approved transaction basis as either a fixed fee per transaction or fixed percentage per transaction.

We also earn foreign exchange fees on cross-border transactions defined as transactions in which the merchant and its customer are in different countries and we convert currencies and transfer funds between countries, as required by the merchant. Foreign exchange fees are usually determined based on a percentage or a fixed fee.

Our service offering comprises a single performance obligation to complete payments via our platform for merchants and their customers. We do not engage with or provide services to our merchants’ end-users.

Revenues from contracts with customers are recognized as control of services is transferred to the customer at an amount that reflects the consideration to which we expect to be entitled in exchange for those services in the ordinary course of our activities.

We apply the following five steps:

1.	Identification of the contract with a client (i.e., merchant);

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of revenue when or as the entity satisfies a performance obligation.

We perform two types of transactions:

●	Pay-ins: transactions where we collect money in local currency in emerging markets countries and make it available for merchants in their requested currency and country after a settlement period. Revenue for this type of transaction is recognized when the authorized transaction is processed. This type of revenue is recognized at a point in time.

●	Pay-outs: transactions where we collect money from merchants in the countries and currencies of their preference and then we disburse money in local currency in emerging markets countries according to the merchants’ instructions. Revenue for this type of transaction is recognized upon completing the pay-out of an authorized transaction in local currency. This type of revenue is recognized at a point in time.

Our contracts with merchants are usually open-ended and can be terminated by either party without a termination penalty after the notice period has lapsed. Our contracts are, therefore, defined at the transaction level and do not extend beyond the service already provided.

Revenue from contracts with merchants comprises:

Transaction revenues

We recognize fees charged to merchants as transaction revenue and fees incurred in processing payments as cost of services. Fees earned from merchants are presented as gross revenue due to the following considerations which indicate that we control the payment processing services and act as the Principal:

●	We bear primary responsibility to merchants for the fulfillment of the payment service;

●	We contract directly with merchants and there is no contractual relationship between merchants and payment processors (i.e., the service providers);

●	We have independently negotiated arrangements with payment processors;

●	The established fees are independent of the costs incurred from payment processors and we, therefore, have full margin risk for each transaction;

●	In cross-border transactions, we or the merchants may bear foreign exchange risk depending on each agreement. The foreign exchange fees charged to merchants are based on a fixed fee per transaction or fixed percentage of the transaction value. When we bear the foreign exchange risk, it generally runs from the time the transaction in local currency is authorized until we convert the money to foreign currency (U.S. dollars or Euros for pay-ins) and from the time we receive the money from the merchant until we convert the money to local currency (for pay-outs);

●	We bear credit risk from the agents and third-party processors, acquirers and collection entities for the payment settlement. These processors collect funds from the end consumers’ financial institutions and are required to pay the proceeds from these transactions. We are not insured against credit losses. If a processor or acquirer becomes insolvent, files for bankruptcy, commits fraud or otherwise fails to pay amounts owed to us when due, we must nonetheless process the payment transaction for the benefit of merchants and end consumers. Merchants are liable for any charges properly reversed by the card issuer on behalf of the cardholder.

Transaction revenues are recognized as revenue at a point in time when an authorized payment transaction is processed.

Transaction revenues are those that are directly related to the volume of payments processed in U.S. dollars or in quantity of transactions.

Transaction revenues are comprised of:

●	Processing fees: based on a percentage or fixed fee per approved transaction;

●	Installment and advances fees: corresponds to fees applied to those transactions created with installments, which can be applied to the merchant or to the end users and fees associated with advances granted to the merchant;

●	Foreign exchange fees: in cross-border transactions, a spread is applied to the exchange rate used for the currency conversion and can be based on a percentage or fixed fee;

●	Other transactional fees: mainly correspond to fees charged for each chargeback and refund we have to manage and dispute and other transactional fees.

Other revenues

Other revenues are comprised of initial setup fees, minimum monthly fees, maintenance fees and transfer fees we are entitled to from our merchant customers. Other revenues are recognized at a point in time when the performance obligation is satisfied.

Cost of services

Our cost of services consists of:

(i)	Processing costs: fees that financial institutions (e.g., banks, local acquirers, or payment method providers) charge us typically as a percentage of the transaction value (but in certain cases, as a fixed fee such as in the case of pay-outs in relation to payment processing, cash advances, installment payments and merchant advances finance cost). Such fees vary by financial institution and typically depend on the settlement period contracted with such institution, the payment method used and the type of product (e.g., pay-in or a pay-out). These fees also include conversion and expatriation or repatriation costs charged by banks and brokers and the corresponding hedging results.

(ii)	Hosting expenses: costs related to hosting services for our payment platform.

(iii)	Amortization of intangible assets: amortization of capitalized internally-developed software.

(iv)	Salaries and wages: salaries and wages of employees and contractors directly involved in our day-to-day operations.

Technology and development expenses

Technology and development expenses consist of the following:

(i)	Salaries and wages: primarily compensation of full-time equivalents, or FTEs, engaged in or related to product and technology development, excluding capitalized salaries and wages related to internally generated software.

(ii)	Software licenses: software licenses used exclusively by the technology development department for the development of the platform.

(iii)	Infrastructure expenses: information technology costs incurred to support our infrastructure and back-office operations.

(iv)	Information and technology security expenses: costs incurred to monitor the security of our network and platform.

(v)	Other technology expenses

Sales and marketing expenses

Our sales and marketing expenses consist of the following:

(i)	Salaries and wages: compensation of FTEs engaged in the sales and marketing department.

(ii)	Marketing expenses: expenses related to trade marketing events, the distribution and production of marketing and advertising campaigns, public relations expenses, third-party sales commissions, and online performance marketing.

General and administrative expenses

General and administrative expenses consist primarily of the following:

(i)	Salaries and wages: salaries and wages related to administrative FTEs.

(ii)	Third-party services: advisors’ fees, legal fees, auditors’ fees and human resources fees.

(iii)	Other operating expenses: office rent and related expenses, amortization of right-of-use assets, intangible assets and depreciation of property, plant and equipment, taxes, travel and other expenses.

Impairment (loss) / gain on financial assets

Impairment (loss) / gain on financial assets refers to the impairment recognized from the allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss. ECLs are measured based on the difference between the cash flows that we are contractually entitled to less cash flows that we expect to receive, discounted at the instrument’s original effective interest rate. The expected cash flows include cash flows resulting from the sale of collateral held or other credit enhancements integral to the instrument’s contractual terms. We apply a simplified approach for trade and other receivables when calculating ECLs. Specifically, we recognize a loss allowance equal to the lifetime ECLs based on the segmentation of trade receivables. We use our historical loss experience, adjusted to reflect current, reasonable and bearable forecasts of future economic conditions, when measuring ECLs.

Other operating loss

Operating loss includes losses from operational activities not part of our regular revenue-generating or core business.

Other results

Other results can be broken down into the following categories:

(i)	Finance income includes interest income from short-term liquid financial instruments and financial assets at amortized cost, and fair value gains and losses from financial assets measured at fair value through profit and loss.

(ii)	Finance costs are comprised mainly of finance expenses related to derivative financial instruments, foreign exchange losses on intra-group loans, fair value losses of other assets and interest expense associated with lease liabilities accounted for following IFRS 16 Leases.

(iii)	Inflation adjustment represents adjustments necessary to restate the financial statements of our subsidiaries operating in hyperinflationary economies to reflect the erosion of the purchasing power of the local currency as required by IAS 29.

Income tax expense

Income tax expense consists of current and deferred income tax recognized in profit or loss. Current income tax is based on the amount payable to the tax authorities on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date in the countries where we operate and generate taxable income. Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date and tax loss carry-forwards, to the extent that it is probable that taxable profit will be available against which they can be offset.

Results of Operations

Six-month period ended June 30, 2025, compared to Six-month period ended June 30, 2024

The following table sets forth our income statement data for the periods indicated.

	For the Six-Month Period Ended June 30,
	2025	2024	2025/2024
	(in thousands of US$)%
Revenues	473,217	355,709	33.0%
Cost of services	(289,453)	(222,927)	29.8%
Gross profit	183,764	132,782	38.4%
Technology and development expenses	(14,147)	(11,873)	19.2%
Sales and marketing expenses	(11,977)	(9,136)	31.1%
General and administrative expenses	(51,327)	(51,406)	(0.2)%
Impairment (loss)/gain on financial assets	(1,801)	101	n.m.
Other operating loss	(2,902)	(3,372)	(13.9)%
Operating profit	101,610	57,096	78.0%
Finance income	23,338	47,504	(50.9)%
Finance costs	(20,154)	(19,160)	5.2%
Inflation adjustment	(1,869)	(4,309)	(56.6)%
Other results	1,315	24,035	(94.5)%
Profit before income tax	102,925	81,131	26.9%
Income tax expense	(13,450)	(17,174)	(21.7)%
Profit for the period	89,475	63,957	39.9%

_______________

n.m. = not meaningful.

Revenues

Revenues for the six-month period ended June 30, 2025, were US$473.2 million, an increase of US$117.5 million, or 33.0%, from revenues of US$355.7 million generated during the six-month period ended June 30, 2024. The increase in revenue was driven by growth in revenues from existing merchants, which accounted for 95.6% of our revenues, or US$452.3 million, and, to a lesser extent, by the growth in revenues from new merchants, which accounted for 4.4% of our revenues, or US$20.9 million, during such period. Growth in our revenues was primarily attributable to the performance and continued growth of our enterprise merchants across most verticals, with accelerated growth in e-commerce, streaming, SaaS, on-demand delivery, and ride hailing.

Cost of services

Cost of services for the six-month period ended June 30, 2025, was US$289.5 million, an increase of US$66.5 million, or 29.8%, from US$222.9 million for the six-month period ended June 30, 2024, primarily driven by (i) a US$61.9 million increase in processing costs associated with our TPV growth of 52.6% during the six-month period ended June 30, 2025 as compared to 2024, and (ii) US$4.6 million related to an increase in amortization of intangible assets, hosting expenses, and salaries and wages directly related to our services.

Gross profit

For the reasons described above, our gross profit for the six-month period ended June 30, 2025, was US$183.8 million, an increase of US$51.0 million, or 38.4%, from US$132.8 million for the six-month period ended June 30, 2024.

Technology and development expenses

Technology and development expenses for the six-month period ended June 30, 2025, were US$14.1 million, an increase of US$2.3 million, or 19.2%, from US$11.9 million for the six-month period ended June 30, 2024. The increase in technology and development expenses was primarily attributable to an increase of US$2.2 million, or

42.4%, period over period, in salaries and wages mainly due to the strengthening of our Technology and Development department to support our growth and expansion and to an increase in FTEs (from 293 employees as of June 30, 2024 to 411 employees as of June 30, 2025). We believe these investments were important to establish a foundation to propel our future growth. There were no significant changes period over period in expenses related to third-party software, infrastructure, information and technology security, and other technology-related costs.

Sales and marketing expenses

Sales and marketing expenses for the six-month period ended June 30, 2025, were US$12.0 million, an increase of US$2.8 million, or 31.1%, from US$9.1 million for the six-month period ended June 30, 2024. The increase in sales and marketing expense was primarily attributable to (i) an increase of US$2.3 million in salaries and wages related to an increase in our sales and marketing headcount from 167 FTEs as of June 30, 2024, to 200 as of June 30, 2025, and (ii) an increase of US$0.6 million in marketing expenses.

General and administrative expenses

General and administrative expenses for the six-month period ended June 30, 2025, were US$51.3 million, a decrease of US$0.1 million, or 0.2%, from US$51.4 million for the six-month period ended June 30, 2024. The decrease in general and administrative expenses was primarily attributable to (i) a decrease of US$0.5 million in third-party services, (ii) an increase of US$0.4 million related to other operating expenses and (iii).an increase of US$0.1 million, or 0.2% period over period, in salaries and wages.

Impairment (loss)/gain on financial assets

Impairment losses on financial assets for the six-month period ended June 30, 2025, were US$1.8 million. Impairment gains on financial assets for the six-month period ended June 30, 2024, amounted to US$0.1 million. This increase is primarily attributable to an increase in the loss allowance related to trade receivables.

Other operating loss

Other operating losses for the six-month periods ended June 30, 2025 and 2024 amounted to US$2.9 million and US$3.4 million, respectively, mainly driven by the write-off of certain balances related to certain merchants and processors that were off-boarded.

Operating profit

For the reasons described above, our operating profit for the six-month period ended June 30, 2025, was US$101.6 million, an increase of US$44.5 million, or 78.0%, from US$57.1 million for the six-month period ended June 30, 2024.

Finance income

For the six-month period ended June 30, 2025, finance income was US$23.3 million, a decrease of US$24.2 million, or 50.9%, from US$47.5 million for the six-month period ended June 30, 2024. The decrease in finance income was primarily due to (i) lower fair value gains of financial assets at Fair Value through Profit or Loss (“FVPL”) in an amount of US$21.3 million less than in the six-month period ended June 30, 2024, due to gains during the six-month period ended June 30, 2024, that were not repeated in the corresponding period in 2025 (financial assets at FVPL are mainly comprised of Argentine treasury bonds and notes), and (ii) a decrease of US$2.8 million in interest income from financial instruments. During the six-month period ended June 30, 2025, the Company reduced its investment in Argentine treasury bonds and notes to US$19.9 million (from US$114.5 million as of December 31, 2024). During the six-month period ended June 30, 2024, the fair value of the Argentine treasury bonds and notes increased to US$120.3 million (from US$104.4 million as of December 31, 2023).

Finance costs

For the six-month period ended June 30, 2025, we recognized finance costs of US$20.2 million, an increase of US$1.0 million, or 5.2%, from US$19.2 million of finance costs recognized during the six-month period ended June 30, 2024. The increase in finance costs was primarily attributable to the net effect of (i) an increase in foreign exchange loss of US$8.4 million, which was primarily generated by an intra-group loan between Dlocal Argentina S.A. and Dlocal Group, and (ii) a decrease of US$7.4 million in finance expenses related to fair value changes of the forward element of derivative financial instruments not designated as hedging instruments.

Inflation adjustment

A US$1.9 million loss was recognized during the six-month period ended June 30, 2025, as compared to a US$4.3 million loss for the six-month period ended June 30, 2024, as a result of inflation in Argentina decreasing from 80% in the six-month period ended June 30, 2024, to 15.1% in the corresponding period of 2025.

Profit before income tax

For the reasons described above, our profit before income tax for the six-month period ended June 30, 2025, was US$102.9 million, an increase of US$21.8 million, or 26.9%, from US$81.1 million for the six-month period ended June 30, 2024.

Income tax expense

Our income tax expense for the six-month period ended June 30, 2025, was US$13.5 million, a decrease of US$3.7 million, or 21.7%, from US$17.2 million for the six-month period ended June 30, 2024. For the six-month periods ended June 30, 2025, and 2024, our effective income tax rate was 13.1% and 21.2%, respectively. The decrease in our effective income tax rate is mainly attributable to an increase in the results of subsidiaries located in countries where the income tax rate is lower and a decrease in the results of subsidiaries located in countries where the income tax rate is higher, as explained in note 12 to our Unaudited Consolidated Financial Statements.

Profit for the period

For the reasons described above, our profit for the six-month period ended June 30, 2025, was US$89.5 million, an increase of US$25.5 million, or 39.9%, from US$64.0 million for the six-month period ended June 30, 2024.

Liquidity and Capital Resources

As of June 30, 2025, we had US$476.9 million in cash and cash equivalents as detailed in note 15 to our Unaudited Consolidated Financial Statements. We believe our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet the business’s ordinary course working capital requirements and capital expenditures for the next 12 months.

Our cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term, highly liquid financial instruments with original maturities of three months or less. We classify financial instruments that can be immediately converted into a known amount of cash as cash and cash equivalents. Given the short-term nature of these instruments, we determined fair value approximates carrying value. Cash and cash equivalents are measured at amortized cost and/or fair value through profit or loss depending on its nature, and are included in current assets due to their short-term nature.

Cash and cash equivalents are held in the currencies of each country in which we operate, primarily the U.S. dollar, Euro, Mexican peso, Argentine peso, and Brazilian real. For more information, see note 15 to our Unaudited Consolidated Financial Statements.

The following table reflects the sources and uses of cash during the periods indicated:

	For the Six-Month Period Ended June 30,
	2025	2024
	(in thousands of US$)
Cash Flow Data
Net cash generated from operating activities	219,872	68,776
Net cash (used in) / generated from investing activities	(16,857)	4,285
Net cash (used in) financing activities	(151,445)	(93,253)
Net increase / (decrease) in cash flow	51,570	(20,192)

Operating Activities

The majority of our operating cash flow consists of movements in merchant funds (corresponding to the line items “trade and other receivables” and “trade and other payables” in our Unaudited Consolidated Condensed Interim Statements of Financial Position) held by us for a short period before being paid out to the merchant.

For the six-month period ended June 30, 2025, our net cash flow from operating activities increased by US$151.1 million, from US$68.8 million cash generated in the six-month period ended June 30, 2024 to US$219.9 million cash generated in the corresponding period of 2025. This increase was primarily due to an increase of US$80.4 million in working capital (mostly merchant funds), an increase of US$71.0 million in profit before income tax adjusted for non-cash items, and partially offset by an increase of US$0.2 million in income tax paid.

Net changes in working capital amounted to an inflow of US$101.6 million for the six-month period ended June 30, 2025, as compared to an inflow of US$21.2 million for the six-month period ended June 30, 2024. The inflow in working capital of US$101.6 million was driven by an increase of US$93.3 million in trade and other payables, a decrease of US$2.2 million of other assets and a decrease of US$8.0 million in trade and other receivables, partially offset by a decrease of US$2.0 million in tax liabilities. The changes in trade and other receivables and trade and other payables primarily reflect merchant funds temporarily held by us before settlement.

Investing Activities

For the six-month period ended June 30, 2025, we recorded net cash used in investing activities of US$16.9 million, compared to net cash generated from investing activities of US$4.3 million during the six-month period ended June 30, 2024. The US$21.1 million change from cash generated from investing activities to cash used in investing activities was driven by (i) a US$36.6 million increase in acquisitions of financial assets, (ii) partially offset by a US$35.7 million increase in cash collections related to financial assets, (iii) a US$12.5 million increase in payments for investments in other assets at FVPL, (iv) a US$4.6 million increase in additions to intangible assets, (v) a US$2.8 million decrease in interest collected from financial instruments, and (vi) a US$0.2 million increase in the acquisition of property, plant and equipment.

Financing Activities

For the six-month period ended June 30, 2025, net cash used in financing activities increased by US$58.2 million, from US$93.3 million used during the six-month period ended June 30, 2024, to US$151.4 million used during the six-month period ended June 30, 2025. The increase in cash used in financing activities during the six-month period ended June 30, 2025 was driven by (i) a US$150.0 million increase in dividends paid, (ii) a US$6.0 million increase in interest payments on financial liabilities, (iii) a US$1.7 million increase in other finance expense paid, (iv) a US$1.1 million increase in principal and interest payments on lease liabilities, partially offset by (v) a US$81.8 million decrease in repurchase of shares, (vi) a US$12.0 million increase in proceeds from financial liabilities, mostly to grant advances to merchants, (vii) a US$6.0 million decrease in finance expense paid related to derivative financial instruments, and (viii) a US$0.8 million increase in collections from share-options exercises. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends Distribution Policy” in our 2024 Form 20-F.

Capital Expenditures

For the six-month periods ended June 30, 2025 and 2024, we made capital expenditures (which included “Acquisitions of property, plant and equipment” and “Additions of intangible assets”) of US$15.9 million and US$11.1 million, respectively. Total capital expenditures as a percentage of revenues were 3.4% and 3.1% in the six-month periods ended June 30, 2025 and 2024, respectively. These capital expenditures mainly include expenditures related to the capitalization of internally generated software and investments in computer hardware.

Off-Balance Sheet Arrangements

For the six-month periods ended June 30, 2025 and 2024, we did not have any off-balance sheet arrangements.

Recent Developments

In June 2025, we announced our intention to acquire AZA Finance, a fintech company specializing in cross-border payments and foreign exchange solutions in Africa, subject to regulatory approvals. Following this announcement in July 2025, AZA Finance became the subject of a third-party complaint that may result in us pursuing a restructured deal focused on the assets/entities most relevant to dLocal, subject to satisfactory conclusion of the third-party claim and regulatory approvals. As part of our originally announced acquisition of AZA Finance, we had extended a credit facility to AZA Finance to help fund AZA Finance’s working capital, pending completion of the acquisition. This credit facility is recorded as an asset on our balance sheet at a fair value of US$23.2 million as of June 30, 2025 (please see Note 18 to the Unaudited Consolidated Financial Statements). We continue to monitor closely the progress of this claim. Depending on the outcome of the third-party claim and the final structure of the transaction, we may be required to reassess the recoverability of the asset.

As of June 30, 2025, we had recorded assets due from a third-party payment processor in a total amount of US$8.3 million, composed of US$2.1 million as Advances and other receivables and US$6.2 million as Other financial asset measured at Fair Value through Profit or Loss, or FVPL. The assets include a series of installment payments due over time. The first installment was timely paid on December 27, 2024. Following the third-party payment processor’s failure to pay the second installment due on June 30, 2025, we are considering filing a legal claim against such payment processor for the entirety of the amounts due. We will continue to monitor these assets, and depending on how collection efforts advance, we may be required to reassess their recoverability.